SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2022

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Corporate Tax ID (CNPJ): 42.150.391/0001-70

Company Registry: 29.300.006.939

Publicly Held Company

MATERIAL FACT

PRODUCTION & SALES REPORT

THIRD QUARTER 2022

São Paulo, October 21, 2022 – Braskem S.A. (“Braskem” or “Company”) reports to its shareholders and the market its Production & Sales Report for the third quarter of 2022. Note that the information herein is based on preliminary data and that figures have not been revised by the independent auditor of the Company.

For more information, contact Braskem’s Investor Relations Department by calling +55 (11) 3576-9531 or emailing braskem-ri@braskem.com.br.

Contents

1. INDUSTRIAL PERFORMANCE 3Q22	2
1.1 BRAZIL	2
1.2 UNITED STATES & EUROPE	3
1.3 MEXICO	3
2. SALES PERFORMANCE 3Q22	4
2.1 BRAZIL	4
2.2 UNITED STATES & EUROPE	6
2.3 MEXICO	6

1.	INDUSTRIAL PERFORMANCE 3Q22
1.1	BRAZIL

Average utilization rate of petrochemical crackers: increased compared to 2Q22 (+5 p.p.), explained by the process of resuming operations after scheduled maintenance shutdowns at the petrochemical complex in Rio Grande do Sul and at the PVC plant in Alagoas, which had affected the utilization rate of the petrochemical complex in Bahia. In comparison with 3Q21, the utilization rate was stable.

Average utilization rate of green ethylene: higher compared to 2Q22 (+5 p.p.), due to the positive industrial performance. Compared to 3Q21, the utilization rate decreased (-4 p.p.).

2

1.2	UNITED STATES & EUROPE

Average utilization rate of PP plants: in the United States, the utilization rate decreased in relation to 2Q22 (-7 p.p.) and 3Q21 (-20 p.p.), mainly due to (i) lower demand in the region; and (ii) minor unscheduled shutdowns at the PP plants in the period.

In Europe, the utilization rate remained in line with 2Q22 explained by the continued reduction in PP demand in the region and lower feedstock availability due to operational problems at a local supplier. Compared to 3Q21, the utilization rate decreased (-14 p.p.), due to lower PP demand in the period.

1.3	MEXICO

3

Average utilization rate of PE plants: increased in relation to 2Q22 (+9 p.p.) due to the higher ethane supply by PEMEX, reaching 26,000 barrels per day in the average of the 3Q22. Compared to 3Q21, the 8 p.p. increase is explained mainly by the higher ethane volume supplied by PEMEX and imported through Fast Track solution in the period.

In 3Q22, the Fast Track operations complemented feedstock supply with an average of 22,000 barrels per day of ethane imported from the United States, representing 88% of utilization rate of this solution. In addition, in August, the Fast Track solution registered record supply, operating in the month at an average of 27,200 barrels per day, due to investments made that allowed an increase in ethane imported volume.

2.   SALES PERFORMANCE 3Q22

2.1	BRAZIL

Resins sales volume: in the Brazilian market, resins sales increased in relation to 2Q22 (+2%), explained by the higher product availability for sale after the conclusion of the scheduled maintenance shutdowns in 2Q22 and by the stronger demand for resins due to seasonality. Compared to 3Q21, sales volume in the Brazilian market remained stable.

Exports decreased in 3Q22 compared to 2Q22 (-18%) and 3Q21 (-17%), due to lower opportunities in the international market given the high inventories in the global chain.

4

Green PE sales volume: the demand for Green PE remained at healthy levels in the period, however sales volume decreased (-17%) when compared to 2Q22 due to the seasonality in Europe and certain customers lower consumption levels given the energy crisis in the region. Compared to 3Q21, sales of Green PE were higher (+9%), due to the greater availability of logistics for export.

Main chemicals sales volume[1]: in the Brazilian market, sales volume decreased in relation to 2Q22 (-5%) and 3Q21 (-10%), mainly due to the lower sales volume of (i) paraxylene and cumene explained by the lower demand of clients that made scheduled and unscheduled shutdowns in the period; and (ii) toluene, due to lower demand as a result of the expectation of lower prices in the international market. In addition, compared to 3Q21, the lower gasoline sales volume in the domestic market is explained by higher exports volume of the product due to better margins in the international market.

[1] Main chemicals comprise: ethylene, propylene, butadiene, cumene, gasoline, benzene, toluene and paraxylene due to the representation of these products in the segment’s net revenue.

5

Exports increased in relation to 2Q22 (+88%), mainly due to the higher sales volume of (i) butadiene, given the higher product availability for sale, following the conclusion of the scheduled maintenance shutdown in Rio Grande do Sul carried out in 2Q22; (ii) benzene, paraxylene and toluene, due to the availability of products not absorbed by the Brazilian market that were directed to international market; and (iii) gasoline, given better margins in the international market. In relation to 3Q21, exports decreased (-3%), mainly due to lower exports of benzene, explained by the strategy of prioritizing the domestic market in the period.

2.2	UNITED STATES & EUROPE

PP sales volume: in the United States, decreased in relation to 2Q22 (-19%) and 3Q21 (-14%), mainly due to (i) lower demand in the region associated with destocking process in the value chain; and (ii) lower product availability for sale in the period.

In Europe, compared to 2Q22, sales volume increased (+8%) as a consequence of commercial efforts to manage inventory in the period. Compared to 3Q21, sales volume decreased (-7%) due to lower PP demand in the region.

2.3	MEXICO

PE sales volume: in comparison with 2Q22, sales volume decreased (-5%) due to the replenishment of Braskem Idesa’s inventories in the period. In relation to 3Q21, the increase (+13%) is explained by the higher product availability for sale given the increase in ethane supply in the period.

6

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21, 2022

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This Material Fact notice may contain forward-looking statements. These statements are not historical facts but are based on the current view and estimates of the Company's management regarding future economic and other circumstances, industry conditions, financial performance and results, including any potential or projected impact from the geological event in Alagoas and related legal procedures and from COVID-19 on the Company's business, financial condition and operating results. The words “project,” “believe,” “estimate,” “expect,” “plan” and other similar expressions, when referring to the Company, are used to identify forward-looking statements. Statements related to the possible outcome of legal and administrative proceedings, implementation of operational and financing strategies and investment plans, guidance on future operations, as well as factors or trends that affect the financial condition, liquidity or operating results of the Company are examples of forward-looking statements. Such statements reflect the current views of the Company's management and are subject to various risks and uncertainties, many of which are beyond the Company’s control. There is no guarantee that the events, trends or expected results will actually occur. The statements are based on various assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any change in these assumptions or factors, including the projected impact from the geological event in Alagoas and related legal procedures and the unprecedented impact from covid-19 on businesses, employees, service providers, shareholders, investors, and other stakeholders of the Company could cause actual results to differ significantly from current expectations. For a comprehensive description of the risks and other factors that could impact any forward-looking statements in this document, especially the factors discussed in the sections, see the reports filed with the Brazilian Securities and Exchange Commission (CVM). This Material Fact is not an offer of securities for sale in Brazil. No securities may be offered or sold in Brazil without being registered or exempted from registration, and any public offering of securities carried out in Brazil will be made by means of a prospectus that may be obtained from Braskem and that will contain detailed information on Braskem and management, as well as its financial statements.